

Ad Fontes Media, Inc. (the "Company") a Colorado Public Benefit Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ad Fontes Media, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of operations and comprehensive loss, statement of changes in stockholders' equity (deficit), and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 6, 2024
Vincenzo Mongio

AD FONTES MEDIA, INC.
BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 311,881	$ 28,562
Accounts Receivable	33,950	37,227
Prepaids and Other Current Assets	15,845	59
Total Current Assets	**361,676**	**65,848**
Other Assets:		
Equipment, net of Accumulated Depreciation	3,723	2,250
Intangible Assets, Net of Accumulated Amortization	24,285	24,285
Total Other Assets	**28,008**	**26,535**
TOTAL ASSETS	$ **389,684**	$ **92,383**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities:		
Accounts Payable	$ 71,737	$ 25,278
Payroll Liabilities	5,184	2,375
Notes Payable	-	35,483
Notes Payable, Related Party	-	4,000
Deferred Revenue	71,877	97,216
Total Current Liabilities	**148,798**	**164,352**
Long-Term Liabilities:		
Future Equity Obligations (SAFE Notes), net of Offering Costs	-	25,000
Convertible Notes	-	350,000
Accrued Interest - Convertible Notes	-	8,523
Revenue-Based Financing	-	81,683
Total Long-Term Liabilities	**-**	**465,206**
TOTAL LIABILITIES	**148,798**	**629,558**
Commitments and Contingencies (Note 4)		
STOCKHOLDERS' EQUITY (DEFICIT)		
Sereies A-1 Preferred Stock, Net of Offering Costs	3,779,863	-
Series A-2 Preferred Stock, Net of Offering Costs	25,000	-
Series Seed 1 Preferred Stock, Net of Offering Costs	773,242	773,242
Series Seed 2 Preferred Stock, Net of Offering Costs	770,551	770,551
Common Stock, Net of Offering Costs	142,961	42,030
Additional Paid in Capital	513,343	281,498
Accumulated Deficit	(5,764,074)	(2,404,495)
Total Equity	**240,886**	**(537,174)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ **389,684**	$ **92,384**

AD FONTES MEDIA, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the Years Ended	
	December 31, 2023	December 31, 2022
Revenues:		
Revenues	$ 256,394	$ 277,328
Total Revenues	**$ 256,394**	**$ 277,328**
Cost of Sales		
Cost of Sales	$ 74,969	$ 277,133
Total Cost of Sales	**$ 74,969**	**$ 277,133**
Gross Profit	**$ 181,425**	**$ 195**
Operating Expenses:		
Advertising and Marketing	$ 30,830	$ 19,189
Selling, General and Administrative	2,881,103	703,527
Stock-Based Compensation	121,843	46,759
Software Development	504,949	269,751
Total Operating Expenses	**$ 3,538,725**	**$ 1,039,226**
Other (Income) Expense:		
Interest Income	$ (19,405)	$ -
Depreciation	1,632	450
Other (Income) Expense	17	(2,366)
Loss on Sale of Revenue	-	35,065
Interes Expense	20,034	23,144
Total Other Expense, Net	**$ 2,278**	**$ 56,293**
Loss from Continuing Operations Before Income Taxes	**$ (3,359,578)**	**$ (1,095,324)**
Provision for Income Taxes	$ -	$ -
Net Loss	**$ (3,359,578)**	**$ (1,095,324)**
Other Comprehensive Loss, Net of Tax		
Foreign Currency Translation Adjustment	$ -	$ -
Total Other Comprehensive Loss, Net of Tax	**$ -**	**$ -**
Total Comprehensive Loss	**$ (3,359,578)**	**$ (1,095,324)**

AD FONTES MEDIA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

| | Series A Preferred Stock | | | | Series Seed Preferred Stock | | | |
| | Series A-1 | | Series A-2 | | Series Seed 1 | | Series Seed 2 | |
	# of Shares	Amount, Net of Offering Costs	# of Shares	Amount, Net of Offering Costs	# of Shares	Amount, Net of Offering Costs	# of Shares	Amount, Net of Offering Costs
Ending Balance 1/1/22	-	$ -	-	$ -	-	$ -	-	$ -
Issuance of Preferred Stock	-	-	-	-	1,086,850	773,242	-	-
Stock-based Compensation - Stock Options	-	-	-	-	-	-	-	-
Conversion of SAFE Notes	-	-	-	-	-	-	1,564,086	770,551
Conversion of Debt to Equity	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-
Ending Balance 12/31/2022	-	$ -	-	$ -	1,086,850	$ 773,242	1,564,086	$ 770,551
Issuance of Preferred Stock	5,056,887	3,112,187	-	-	-	-	-	-
Issuance of Warrants	-	-	-	-	-	-	-	-
Exercise of Warrants	-	-	-	-	-	-	-	-
Exercise of Stock Options	-	-	-	-	-	-	-	-
Stock-based Compensation - Stock Options	-	-	-	-	-	-	-	-
Conversion of SAFE Note	-	-	42,844	25,000	-	-	-	-
Conversion of Debt to Equity	957,169	667,676	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-
Ending Balance 12/31/2023	6,014,056	$ 3,779,863	42,844	$ 25,000	1,086,850	$ 773,242	1,564,086	$ 770,551

AD FONTES MEDIA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED) (CONTINUED)

| | Common Stock | | | | | |
	# of Shares	Amount, Net of Offering Costs	Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
Ending Balance 1/1/22	**8,000,000**	$ **24,530**	$ **234,739**	$ **-**	$ **(1,309,171)**	$ **(1,049,902)**
Issuance of Preferred Stock	-	-	-	-	-	773,242
Stock-based Compensation - Stock Options	-	-	46,759	-	-	46,759
Conversion of SAFE Notes	-	-	-	-	-	770,551
Conversion of Debt to Equity	-	17,500	-	-	-	17,500
Net Income (Loss)	-	-	-	-	(1,095,324)	(1,095,324)
Ending Balance 12/31/2022	**8,000,000**	$ **42,030**	$ **281,498**	$ **-**	$ **(2,404,495)**	$ **(537,174)**
Issuance of Preferred Stock	-	-	-	-	-	3,112,187
Issuance of Warrants	-	-	208,970	-	-	208,970
Exercise of Warrants	84,648	21,670	(21,585)	(68)	-	17
Exercise of Stock Options	43,876	79,329	(77,383)	-	-	1,946
Stock-based Compensation - Stock Options	-	-	121,843	-	-	121,843
Conversion of SAFE Note	-	-	-	-	-	25,000
Conversion of Debt to Equity	-	-	-	-	-	667,676
Net Income (Loss)	-	-	-	-	(3,359,578)	(3,359,578)
Ending Balance 12/31/2023	**8,128,524**	$ **143,029**	$ **513,343**	$ **(68)**	$ **(5,764,074)**	$ **240,886**


AD FONTES MEDIA, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)


	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	$ (3,359,578)	$ (1,095,324)
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:		
Depreciation	$ 1,632	$ 450
Stock-Based Compensation	121,843	46,759
Changes in Operating Assets and Liabilities:		
Loss on Sale of Revenue	-	35,065
Accounts Payable and Accrued Expenses	46,460	(40,415)
Inventory	-	1,181
Accounts Receivable	3,277	(26,619)
Prepaid Expenses	(15,845)	12,372
Payroll Liabilities	2,809	2,375
Deferred Revenue	(25,338)	36,657
Accrued Interest - Convertible Notes	9,152	8,523
Other	59	15
Net Cash Provided by (used in) Operating Activities	$ (3,215,531)	$ (1,018,962)
INVESTING ACTIVITIES		
Equipment	(3,105)	(2,700)
Patents	-	(4,580)
Net Cash Provided by (used by) Investing Activities	$ (3,105)	$ (7,280)
FINANCING ACTIVITIES		
Issuance of Preferred Stock, Net of Offering Costs	3,321,157	790,742
Issuance of Common Stock	1,963	-
Proceeds from SAFE Notes	-	25,000
Proceeds from Convertible Notes	700,000	350,000
Proceeds from Debt	-	37,089
Payment of Convertible Debt	(400,000)	-
Payments on Debt	(121,165)	(169,091)
Net Cash Provided by (used in) Financing Activities	$ 3,501,955	$ 1,033,741
Cash at the Beginning of Period	$ 28,562	$ 21,062
Net Cash Increase (Decrease) for Period	283,319	7,499
Cash at End of Period	$ 311,882	$ 28,562
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid for Interest	$ 11,394	$ -
OTHER NONCASH FINANCING ACTIVITIES		
Conversion of SAFE Notes to Preferred Stock	$ 25,000	$ 801,911
Conversion of Debt to Equity	$ 667,676	$ 17,500

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ad Fontes Media, Inc. ("the Company") was formed in Colorado on February 12th, 2018. The Company earns revenue via the sale of its Interactive Media Bias Chart data platform, sales and licensing of news rating data, and sales of educational reference tools.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria is met:

   a.   The customer simultaneously receives and consumes the benefits as the entity performs;
   b.   The entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
   c.   The entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligations are to deliver products via mail, provide API access to data, and host speaking/consulting events. In 2023 and 2022, the Company had deferred revenues in the respective amounts of $71,878 and $97,216 where cash was received for membership agreements with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	3	5,805	(2,082)	-	2,082
Grand Total	**-**	**5,805**	**(450)**	**-**	**2,082**

Intangible Assets

The Company's intangible asset consists of fees paid to register patents which have been recorded at cost. The patents have not been issued as of the date of these financial statements, resulting in no accumulated amortization. The total ending balance of this asset was $24,286 as of December 31, 2023 and 2022, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Credit Losses

Trade account receivables are stated net of an allowance for credit losses. The Company estimates the credit losses using historical information, current economic conditions and reasonable and supportable forecast information for a reasonable period of time. The Company starts by determining expected credit losses by using historical loss information based on the aging of receivables. An analysis of the current economic conditions along with forecast information is then used to determine any adjustment to the historical loss rates to determine the appropriate rates for future losses and the Company's current expected credit losses for trade receivables. As of December 31, 2023 and 2022, accounts receivable were $58,950 and $37,227, respectively, and an allowance for credit losses was recorded for $25,000 and $0 as of December 31, 2023 and 2022, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Stock Options

The Company has issued Stock Options and Warrants to its founders and third parties for services performed that vest over a 1-3year period. Stock-based compensation expense for the years ended 2023 and 2022 was $121,843 and $46,759, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company uses the Black-Scholes-Merton ("Black-Scholes") option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is also determined using the Black-Scholes model and is charged directly to expense and credited to additional paid-in capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity Based Compensation (Continued)

Stock Options (Continued)

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	992,899	$ 0.001
Granted	605,000	$ 0.090
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2022	1,597,899	$ 0.035
Granted	742,178	$ 0.130
Exercised	(43,876)	$ 0.044
Expired/cancelled	(104,167)	$ 0.120
Total options outstanding, December 31, 2023	2,192,034	$ 0.080
Options exercisable, December 31, 2023	1,668,435	$ 0.196

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	165,458	$ 0.255
Granted	605,000	$ 0.060
Vested	(371,334)	$ 0.215
Forfeited	-	$ -
Nonvested options, December 31, 2022	399,124	$ 0.080
Granted	742,178	$ 0.256
Vested	(513,536)	$ 0.198
Forfeited	(104,167)	$ 0.079
Nonvested options, December 31, 2023	523,599	$ 0.256

Warrants

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management recognized the equity-based compensation expense of $21,585 in 2020 at the date of grant. No such expense was incurred in 2023 nor 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity Based Compensation (Continued)

Warrants (Continued)

The following table summarizes information with respect to outstanding warrants to purchase Common Stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
0.001	2,028,868	7/30/2026

A summary of the warrant activity for the years ended December 31, 2023 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2022	84,648	0.001	10	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	84,648	0.001	10	-
Grants	2,028,868	0.090	-	-
Exercised	(84,648)	0.000	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2023	2,028,868	0.001	9	-
Vested and expected to vest at December 31, 2023	2,028,868	0.001	9	-
Exercisable at December 31, 2023	2,028,868	0.001	9	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Colorado. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2020.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU and its related amendments (collectively, the "Credit Loss Standard") modifies the impairment model to utilize an expected loss methodology in place of the incurred loss methodology for financial instruments, including trade receivables, contract assets and off-balance sheet credit exposures. The Credit Loss Standard requires consideration of a broader range of information to estimate expected credit losses, including historical information, current economic conditions and a reasonable forecast period. This Credit Loss Standard requires that the statement of operations reflect estimates of expected credit losses for newly recognized financial assets as well as changes in the estimate of expected credit losses that have taken place during the period, which may result in earlier recognition of certain losses. We adopted this standard effective January 1, 2023, and this standard did not have a material impact on the Company's Consolidated Financial Statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2021, the Company received multiple advances from its founder for the purposes of funding operations on an as-needed basis. The amounts owed totaled $17,500 and carried no interest rate, no security interest, and were due upon demand. In 2022, this payable was ultimately forgiven by the Company's founder and reclassed as a capital contribution to common stock, resulting in a total ending balance of $0 as of December 31, 2022.

In 2022, an entity owned by the spouse of the Company's founder loaned $6,000 for the purposes of funding operations. This loan bears no interest rate, no security interest, and is due upon demand. The total ending balance of this loan was $4,000 as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

In September and December 2022, the Company entered into several convertible note agreements for the purposes of funding operations totaling $350,000. During 2023, the Company raised an additional $700,000 in convertible debt. The interest on the notes ranged from 4.55% - 17.00%. There are two (2) types of convertible notes, and depending on the applicable agreement:

(i)   The principal amount and any accrued but unpaid interest shall become due and payable upon the earlier of (a) the note's maturity date in 2024, (b) a change of control event, or (c) the Company's option to prepay the amounts owed without consent of the holder; however, prior to such prepayment, the Lender may convert all or any portion of the unpaid principal and accrued interest due into either Series Seed Preferred Stock, or shares of the most senior class of Preferred Stock. In connection with such optional conversion, the full two years of interest at the rate of 17.00% will be deemed outstanding.

(ii)   The principal amount and any accrued but unpaid interest shall become due and payable upon the earlier of (a) the demand of the holder at any time after the note's maturity date in 2023, or (b) the Company's option to prepay the amounts owed without consent of the holder.

For the purposes of defining the holder's right of conversion, depending on the applicable agreement:

(i)   At any time during the term of the note or following its maturity date in 2024, the holder shall have the option to convert the note's principal and any accrued but unpaid interest into shares of either (a) Series Seed Preferred Stock at a price of $0.729 per share, or (b) the most senior class of Preferred Stock at the lesser of (x) the most recent price-per-share paid for such an equity security multiplied by a Discount Rate of 75%, or (y) the price-per-share obtained by dividing the Valuation Cap of $10M by the Company's Capitalization.

(ii)   The holder does not have the option to convert the note's principal and any accrued unpaid interest into equity securities unless an equity financing or change of control event occurs.

For the purposes of defining the note's right of conversion upon an equity financing or change of control event, depending on the applicable agreement:

(i)   The note has no defined terms for conversion during an equity financing event; however, upon the occurrence of a change of control event, at the option of the holder, the note's principal and any accrued but unpaid interest shall convert into shares of either (a) Series Seed Preferred Stock at a price of $0.729 per share, or (b) the most senior class of Preferred Stock at the lesser of (x) the most recent price-per-share paid for such an equity security multiplied by a Discount Rate of 75%, or (y) the price-per-share obtained by dividing the Valuation Cap of $10M by the Company's Capitalization. In connection with such a conversion, the full two years of interest at the rate of 17.00% will be deemed outstanding.

(ii)   Upon the occurrence of an equity financing event, the note's outstanding principal and, at the Company's option, any accrued but unpaid interest ("the Conversion Amount") shall be converted into a number of shares of the same class and series of Preferred Stock sold during the financing event in an amount equal to: (a) the Conversion Amount divided by the price-per-share of Preferred Stock sold to investors, if the pre-money valuation is less than or equal to a Valuation Cap of $10M, or (b) the Conversion Amount divided by the price-per-share obtained by dividing the Valuation Cap of $10M by the Company's Capitalization, if the pre-money valuation is greater than Valuation Cap of $10M. Alternatively, upon the occurrence of a change of control event prior to repayment or conversion, the outstanding principal and any accrued but unpaid interest shall convert into shares of the Company's Common Stock at a price-per-share obtained by dividing a Valuation Cap of $10M by the Company's Capitalization.

NOTE 5 – LIABILITIES AND DEBT (CONTINUED)

During 2023, the Company repaid $400,000 of the convertible debt along with accrued interest of $7,333. The remaining $650,000 and accrued interest of $17,676 was converted into 957,169 shares of Series A-1 Preferred Stock.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE)

From 2020 through the period ending December 31, 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During a qualified equity financing event, the agreements will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. The Conversion Price means either: (1) the price per share equal to the valuation cap divided by the Company capitalization; or (2) the price per share of Standard Preferred Stock sold during the qualified equity financing event multiplied by a discount rate of 80% - 85%, whichever calculation results in the greater number of shares. Safe Preferred Stock means the shares of the series of Preferred Stock issued to the investors investing new money in the Company's equity financing event. Alternatively, during a qualified liquidity event, the agreements provide the investor the right to receive either: (1) a cash payment equal to the purchase amount; or (2) a number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 15% - 20% discount. Each agreement is subject to a valuation cap that ranges from $5M - $10M. In April 2022, at the first closing of the Company's Seed Preferred Equity financing round, a total of $801,911 worth of SAFE agreements, net of $31,360 in offering costs, converted into a total of 1,564,086 shares of Series Seed 2 Preferred Stock. One SAFE in the principal amount of $25,000 did not convert and remained outstanding as of December 31, 2022. In April of 2023, the Company converted $25,000 in SAFE notes into 42,844 shares of Series A-2 Preferred stock.

Revenue-Based Financing:

In November 2021, the Company entered into a working capital loan for $18,500 with a fixed fee of $2,520 and remittance rate of 30.00% applied towards each future sale until a total of $21,020 is repaid. This loan is secured by the Company's receivables and requires minimum payments of $1,051 every 90 days, resulting in an expected repayment date in 2024 in accordance with these terms. This loan was repaid during 2023.

In July 2022, the Company entered into a working capital loan for $110,000 with a fixed fee of $19,140 and remittance rate of 12.69% applied towards each future sale until a total of $129,140 is repaid. This loan's advance was utilized to pay off two (2) of the Company's outstanding loans received in October and December 2021 in the total amount of $54,951 (please see "Other Debt Obligations" discussed below). This loan is secured by the Company's receivables and requires daily payments of $534, resulting in an expected repayment date in 2023 in accordance with these terms. The total ending balance of this loan was $61,407 as of December 31, 2022. This loan was repaid during 2023.

In August 2022, the Company entered into a working capital loan for $20,000 with a fixed fee of $6,000 and remittance rate of 3.00% applied towards each future sale until a total of $26,000 is repaid. This loan is secured by the Company's receivables and requires daily payments of $155, resulting in an expected repayment date in 2023 in accordance with these terms. The total ending balance of this loan was $12,226 as of December 31, 2022. This loan was repaid during 2023.

Other Debt Obligations

Throughout 2022 and 2021, a third party paid for various operating expenses on the Company's behalf on an as-needed basis. The amounts owed bear no interest rate, no security interest, and are due upon demand. The total ending balance of this payable was $15,483 as of December 31, 2022. This loan was repaid during 2023.

NOTE 5 – LIABILITIES AND DEBT (CONTINUED)

Other Debt Obligations (Continued)

In May 2021, the Company entered into a loan agreement for $27,000 with an interest rate of 14.00% and maturity date in May 2022. This loan was personally guaranteed by the Company's founder and was fully repaid in 2022.

In December 2021, the Company entered into a loan agreement for $50,000 that carried no interest rate and a maturity date in February 2022. This loan was not secured and automatically incurred an interest rate of 20.00% in the event of default. This loan was fully repaid in April 2022.

In October and December 2021, the Company entered into two loan agreements with the same lender for a total principal balance of $104,001. These two loans required 51 weekly payments of $2,601 and 46 weekly payments of $141 until both loans were repaid. These two loans were secured by all tangible and intangible personal property and were paid off in full with the advance received from one of the working capital loans received in July 2022 (please see "Revenue-Based Financing" discussed above).

In August 2022, the Company entered into an unsecured loan agreement for $20,000 with no interest rate. This loan matures in 6 months and will accrue interest at a rate of 20.00% in the event of default. The total ending balance of this loan was $10,000 as of December 31, 2022. This loan was repaid during 2023.

In September 2022, the Company entered into an unsecured loan agreement for $10,000 with no interest rate and a maturity date in March 2023. The total ending balance of this loan was $10,000 as of December 31, 2022. This loan was repaid during 2023.

Please see "Note 3" regarding two loans from related parties and a subsequent conversion into additional paid in capital.

NOTE 6 – EQUITY

Capital Structure

The Company initially authorized 10,000,000 shares of Common Stock prior to amending its Articles of Incorporation in April 2022 to increase this number of authorized shares to 14,000,000 at no par value per share. A total of 8,000,000 shares were issued and outstanding as of December 31, 2022 and 2021, respectively.

In April of 2022, the Company authorized 3,621,695 shares of Preferred Stock with no par value. Of this total, 2,057,609 shares are designated as Series Seed-1 Preferred Stock, and 1,564,086 shares are designated as Series Seed-2 Preferred Stock.

In April of 2023, the Company amended its articles of incorporation for a second time to authorize a total of 23,500,000 shares of Common Stock, no par value, and 9,409,103 shares of Preferred Stock, no par value. 6,758,167 shares of the authorized Preferred Stock of the Company are hereby designated "Series A Preferred Stock." 6,715,323 shares of Series A Preferred Stock are hereby designated "Series A-1 Preferred Stock," and 42,844 shares of Series A Preferred Stock are hereby designated "Series A-2 Preferred Stock." 2,650,936 shares of the authorized Preferred Stock of the Company are hereby designated "Series Seed Preferred Stock." 1,086,850 shares of Series Seed Preferred Stock are hereby designated "Series Seed-1 Preferred Stock," and 1,564,086 shares of Series Seed Preferred Stock are hereby designated "Series Seed-2 Preferred Stock."

Voting: Preferred Shareholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock

NOTE 6 – EQUITY (CONTINUED)

Capital Structure (Continued)

then issuable upon conversion of all shares of Preferred Stock held by such holder. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock as determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The conversion price applicable to the Series Seed-1 Preferred Stock shall initially be equal to $0.7290, the conversion price applicable to the Series Seed-2 Preferred Stock shall initially be equal to $0.5127, the conversion price applicable to the Series A-1 Preferred Stock shall initially be equal to $0.7294, and the conversion price applicable to the Series A-2 Preferred Stock shall initially be equal to $0.5835. Such applicable initial conversion price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

A mandatory conversion would occur upon either (a) the closing of the sale of shares of Common Stock to the public at a price of three (3) times the Original Issue Price of the Series A Preferred Stock, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of all of the Preferred Directors, or (b) the date and time, or the occurrence of an event, specified by affirmative vote or written consent of the Requisite Holders, then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders.

Stock Issuances

During 2022, the Company sold 1,086,850 shares of Series Seed 1 Preferred Stock at a price of $0.729 per share for total proceeds of $792,314. The Company incurred $19,074 in offering costs in connection with the sale of the shares of Series Seed 1 Preferred Stock.

During 2023, the Company sold 5,056,887 shares of Series A-1 Preferred Stock at a price of $0.7294 per share for total proceeds of $3,688,493. The Company also converted $650,000 of convertible debt and accrued interest of $17,676 into 957,169 shares of Series A-1 Preferred Stock. During 2023, offering costs totaling $367,337 were incurred by the Company in connection with the offering of Series A Preferred Stock. Further, the Company issued a warrant for 2,028,868 shares of Common Stock with an exercise per of $0.09 per share. The Company used the Black-Scholes option pricing model to determine the value of the warrants and then the relative value in terms of the stock purchase that they were issued on connection with. This relative value was determined to be $208,970 and was recorded as a part of additional paid in capital.

In April of 2023, the Company converted $25,000 in SAFE notes into 42,844 shares of Series A-2 Preferred stock. Please see "Note 5" regarding the conversion of SAFE agreements into Preferred Stock.

During 2023, warrant holders exercised their purchase right for 84,648 shares of Common Stock for total proceeds of $85. A total of $17 was received by the Company and $68 has not been received. As such, it is recorded as a subscription receivable as of December 31, 2023. Further, stock option holders exercised their purchase option of 43,876 shares of Common Stock for total proceeds of $1,946. A total of $77,383 in additional paid in capital had been

NOTE 6 – EQUITY (CONTINUED)

Stock Issuances (Continued)

recognized as stock-based compensation in connection with the stock options which were exercised.

Please see "Note 3" regarding the reclassification of a related party payable as a capital contribution to Common Stock.

As of December 31, 2023, a total of 6,014,056 shares of Series A-1 Preferred Stock, 42,844 shares of Series A-2 Preferred Stock, 1,086,850 shares of Series Seed-1 Preferred Stock, 1,564,086 shares of Series Seed-2 Preferred Stock, and 8,128,524 shares of Common Stock were issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 6, 2024, the date these financial statements were available to be issued.

Between April 30, 2024, and July 31, 2024, the Company sold 534,685 shares of Series A-1 Preferred Stock at a price of $0.7294 per share for total proceeds of $389,999.

In March 2024, the Company entered into an unsecured loan agreement for $60,000 with an interest rate of 32.5%. This loan was personally guaranteed by the Company's founder and the current balance is $35,447.

In May 2024, the Company entered into an unsecured loan agreement for $25,000 with an interest rate of 5% and a maturity date in September 2024. The total ending balance of this loan is $25,000 plus interest and is still outstanding.

In July 2024, the Company entered into an unsecured loan agreement for $6,000 with an interest rate of 5% and a maturity date in November 2024. The total ending balance of this loan $6,000 plus interest and is still outstanding.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during the years under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.